LAWYERUP HOLDINGS, INC.

(a Delaware corporation)

Form C

Disclosures in Reg CF Offering

[4/23/25]

TABLE OF CONTENTS

4875-1741-7770, v. 1

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	LawyerUp Holdings, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	Formed May 19, 2022 as a Delaware limited liability company, converted to a Delaware corporation effective April 3, 2025
Kind of Entity	Corporation
Street Address	1550 Larimer Street, Suite 128 Denver, Colorado 80202
Website Address	www.juricon.ai

4875-1741-7770, v. 1

	Most Recent Fiscal Year	Previous Fiscal Year
Total Assets	$321,051.89	$378,508.54
Cash & Equivalents	$123.52	$3,398.17
Account Receivable	$0.00	$0.00
Short-Term Debt	$0.00	$0.00
Long-Term Debt	$0.00	$0.00
Revenues/Sales	$108.22	$763.33
Cost of Goods Sold	$124.79	$72.58
Taxes Paid	$0.00	$0.00
Net Income	-$153,323.05	-$107,281.30

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers

Person #1

Name Ryan Newburn		
All positions with the Company and How Long for Each Position	**Position:** Chief Executive Officer	**How Long:** 3 years
Business Experience During Last Three Years (Brief Description)	Chief Executive Officer of LawyerUp Holdings, Inc; Connoisseur Applications, LLC and Newburn Law, P.C.	
Principal Occupation During Last Three Years	Corporate Attorney	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Newburn Law, P.C.	**Business:** Law firms

3

Mueller Ivy Newburn & Knight, P.C.	

Person #2

Name Ognjen Grba		
All positions with the Company and How Long for Each Position	**Position:** Vice President	**How Long:** 3 years
Business Experience During Last Three Years (Brief Description)	Chief Executive Officer of GRBA Consulting Partner CEASARS.DEV	
Principal Occupation During Last Three Years	Business and Technical Consulting	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __x___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #3

Name Benjamin Mueller		
All positions with the Company and How Long for Each Position	**Position:** Vice President	**How Long:** 3 years
Business Experience During Last Three Years (Brief Description)	Partner, Mueller Ivy Newburn & Knight, P.C. Lawyer, Harris Family Law Firm	
Principal Occupation During Last Three Years	Family Law and Criminal Lawyer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __x___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

4875-1741-7770, v. 1

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Connoisseur Holdings, LLC, a Delaware limited liability company wholly owned by Ryan Newburn
Name	
Name	
Name	
Name	

§227.201(d) – The Company's Business and Business Plan

Juricon.ai, the operating name of LawyerUp Holdings, Inc., is an AI-powered legal matchmaking platform designed to reinvent how individuals and businesses connect with the right legal counsel—quickly, intelligently, and without guesswork. Unlike traditional legal directories or pay-to-play lead generation services, Juricon uses natural language processing and machine learning to understand both the client's legal issue and the lawyer's actual experience—not just their practice area labels or marketing content. This allows us to match clients to lawyers based on what actually matters: specific, demonstrated expertise with similar cases or matters, jurisdictional relevance, and availability.

On the client side, Juricon simplifies an otherwise opaque and frustrating process. Clients do not need to know what type of lawyer they need; they simply describe their problem, and Juricon matches them with one or more attorneys suited to their needs. Clients can book an initial consultation directly on the lawyer's calendar—eliminating phone tag or delayed email responses. For lawyers, Juricon provides pre-qualified, context-rich leads—not anonymous "contacts"—with the added benefit of calendar integration and tools that streamline the initial intake and engagement process.

This combination of intelligent matching and instant booking makes Juricon a uniquely client-first, lawyer-smart platform in a space where most alternatives prioritize advertising revenue over quality connections. Existing competitors include Avvo, Justia, LegalMatch, and Thumbtack—all of which offer consumer-facing directories or lead generation but typically emphasize visibility based on ad spend, not expertise alignment. Referral networks such as Legal.io and Martindale-Hubbell provide curated introductions but often require significant administrative overhead or rely on human intermediaries. Newer entrants like Lawbrokr and HiLaw are also exploring variations on AI-driven matching, but most remain either jurisdictionally narrow or limited in scope to specific practice areas or consumer-only segments. By contrast, Juricon is built to be jurisdiction-agnostic, practice-area inclusive, and vertically extensible.

We are positioning Juricon as the foundational layer of a broader legal technology ecosystem. Our long-term vision is to evolve Juricon from a smart client acquisition platform into an AI-driven practice management suite for lawyers and small firms. Future product extensions will include AI-assisted intake tools, client communication portals, document automation, CRM and billing integration, and a virtual legal assistant capable of automating routine workflow. By serving both sides of the legal market—

supply and demand—we create network effects and unlock value across the full lifecycle of a legal matter.

Since our commercial launch in October 2024, we have experienced strong early momentum. In Q1 2025, Juricon received over 80,000 unique website visitors, maintained a Google Ads click-through rate above 14% (well above industry average), and facilitated thousands of successful legal matches. Our go-to-market efforts have included paid search, content-driven SEO, and early partnerships with legal incubators and bar associations. We've onboarded attorneys across multiple states and launched introductory subscription plans with free trial incentives to accelerate adoption. Customer feedback indicates high satisfaction with the quality of leads, the specificity of matches, and the simplicity of the platform interface.

Despite these advantages, we acknowledge key challenges and areas for improvement in our business plan. Chief among them is the need to scale client traffic at a sustainable cost of acquisition. While our early SEO and SEM efforts have been effective, maintaining unit economics as we grow nationally will require continued experimentation with marketing channels, brand positioning, and referral partnerships. Additionally, while our AI matching engine improves with every user interaction, further refinement is needed to ensure consistent precision across complex or multi-issue legal queries. On the supply side, onboarding lawyers across all jurisdictions and practice areas remains a logistical challenge, particularly in rural regions or underserved markets where legal professionals may be slower to adopt new technologies.

Another strategic consideration is the development of a robust monetization model. While we have successfully enrolled lawyers in recurring subscription plans, we continue to explore hybrid models that include per-lead pricing, performance-based conversion fees, and premium tools for firm management. Striking the right balance between user growth and revenue optimization will be key to long-term viability. In addition, the regulatory environment around legal technology and AI is rapidly evolving. We remain proactive in monitoring compliance requirements around unauthorized practice of law, advertising restrictions, and client confidentiality, and are working with legal advisors to ensure full alignment with ABA and state bar guidelines.

Juricon's competitive advantage lies in our ability to deliver what both sides of the legal marketplace actually want—but rarely receive. Clients want clarity, speed, and assurance that they're speaking with someone qualified to solve their problem. Lawyers want meaningful, pre-qualified opportunities—not anonymous web leads or costly advertising experiments. By aligning incentives and building trust into the core of our matching algorithm, we aim to solve a decades-old inefficiency in the legal services industry.

Looking ahead, we see significant opportunities in underserved legal sectors such as family law, immigration, housing, and small business formation—areas where legal needs are common but access remains limited. Our platform can reduce barriers to entry for small firms and solo practitioners and bring legal services to broader segments of the population. Over the next 18 months, we plan to deepen our AI capabilities, expand nationally, integrate lawyer-side practice tools, and build key partnerships with legal networks, incubators, and alternative legal service

Our People

Ryan Newburn, JD/MBA – Co-Founder & CEO

Ryan Newburn is a seasoned legal executive with over 17 years of experience in business law, focusing on corporate formations, governance, mergers and acquisitions, and energy law. He holds a Juris Doctor (JD), magna cum laude, from the James E. Rogers College of Law at the University of Arizona, and a Masters in Business Administration (MBA), with an emphasis in Finance and Entrepreneurship, from the Eller School of Management at the University of Arizona.

As first an associate at Skadden Arps, and later a C-Suite executive, including General Counsel, for multiple companies, including ARB Midstream, LLC, Black Canyon Midstream, LLC and American Midstream Partners, LP (NYSE: AMID), Ryan successfully managed over $18 billion in mergers, acquisitions, and divestitures, and played a pivotal role in closing over $17 billion in debt and equity financings. His dual qualifications in law and business (JD/MBA) equip him with a unique perspective on integrating legal acumen with strategic business operations.

Ryan co-founded Juricon with the mission to streamline the process of connecting clients with specialized legal expertise. Under his leadership, Juricon has become a transformative platform in legal tech, enhancing accessibility and efficiency in legal services.

Ognjen "Ogi" Grba – Co-Founder & VP of Product

Ognjen Grba, known as Ogi, is the technical force behind Juricon's intuitive and intelligent search experience. A strategic thinker with a background in product leadership and business coaching, Ogi has helped startups scale by building thoughtful, user-first products. As VP of Product, he oversees the architecture of Juricon's matching algorithm and user experience, transforming complex legal criteria into a streamlined client journey. Ogi's ability to translate abstract legal needs into concrete, accessible tech solutions has made him instrumental in turning Juricon from an idea into a game-changing platform. He is also the author of *The Fruitful Business*, adding to his reputation as a thoughtful and values-driven business leader.

Ben Mueller – Co-Founder & Legal Strategy Lead

Ben Mueller is a trial attorney with over a decade of experience in family and criminal law, known for his candid approach, courtroom skill, and dedication to client outcomes. As a founding partner at Mueller, Ivy, Newburn & Knight (MINK), Ben has earned a reputation for being both fiercely strategic and deeply empathetic—a rare combination that guides his leadership at Juricon. He contributes to Juricon's legal strategy and user alignment, ensuring the platform speaks to real legal pain points. Ben's grounded

4875-1741-7770, v. 1

insights and no-nonsense perspective help shape Juricon into a tool that works for both lawyers and the people who need them. Ben was elevated to the Superlawyer status in 2024.

§227.201(e) – Number of Employees

The Company currently has _____0_____ employees, full time and part time.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $15,000. If we have not raised at least the target amount by August 27th, 2025– our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,200,000 maximum.

4875-1741-7770, v. 1

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Loupt Portal LLC will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____x____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,200,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____x____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $15,000:

Use of Money	How Much (approximately)
Portal Fees	$15,000
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$0

9

4875-1741-7770, v. 1

TOTAL	**$15,000**

If we raise the maximum goal of $1,200,000:

Use of Money	How Much (approximately)
Portal Fees	$115,000
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$50,000
Item #1 Sales and Marketing	$800,000
Item #2 Platform Development	$175,000
Item #3: Working Capital	$60,000
TOTAL	**$1,200,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;

- If you decide to invest, press the *Invest Now* button

- Follow the instructions

The minimum amount you can invest in the offering is $250.00. Investments above the minimum may be made in increments of $1.00.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on August 25, 2025 (48 hours before the offering deadline).

To cancel your investment, send an email to contact@investloupt.com by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

4875-1741-7770, v. 1

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100 you get a $100 SAFE. The terms of the SAFEs are described below.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

Conversion on Future Equity Raise
If the Company raises at least 7.5% of its fully diluted capitalization in the future from the sale of its stock (common or preferred), then the SAFE will convert into that same type of stock at the lower of: (i) a 20% discount to the price paid by new investors in that financing, or (ii) a price based on a $10,000,000 valuation cap.

EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, we raise $10,000,000 by selling Series A Preferred Stock at $10 per share. Your SAFE would convert at $8.00 per share (reflecting a 20% discount), and you would receive 625 shares of Series A Preferred Stock.

Conversion on Sale or IPO

If the Company is sold or goes public before the SAFE converts in a qualified equity financing, you will receive the greater of: (i) 110% of the amount you paid for the SAFE, or (ii) the value of the shares you would receive if your SAFE converted into common stock at a price based on the $10,000,000 valuation cap, reduced by the 20% discount.

EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, before we raise additional capital, the Company is sold at a price that implies a common stock value of $15 per share. Your SAFE would convert at a price based on the valuation cap and discount, resulting in 417 shares. You would receive the greater of $5,500 (110% of your original investment) or the sale proceeds from 417 shares.

Liquidation

If the Company liquidates before it raises sufficient capital or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. This right is subordinate to the rights of the Company's creditors, and equal in priority with other SAFE and preferred stock holders.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend, you will have the right to share in the dividend.

Limits on Transfer

Your SAFE may not be transferred without the Company's consent.

Modification of SAFEs

The SAFEs may be modified by the Company and holders of 50% of the SAFEs outstanding, measured by investment amount. Thus, your SAFE may be modified without your consent.

Who Controls the Company

The company is controlled by Ryan Newburn, its Chief Executive Officer and sole member of the Board of Directors, through his ownership in Connoisseur Holdings, LLC, which owns approximately 65% of the company's common stock.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the SAFEs.

- They could pay themselves excessive compensation.

4875-1741-7770, v. 1

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of SAFEs to not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Common Stock, $0.01 par value	13,286	Full Voting

4875-1741-7770, v. 1

§227.201(n) – The Funding Portal

The Company is offering its securities through Loupt Portal LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-446 and the Funding Portal Registration Depository (FPRD) number is 328217.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Loupt Portal LLC as follows:

- An administrative fee of $0; plus

- A success fee equal to 10.0% of the amount raised, calculated after reimbursing Loupt Portal LLC for any out-of-pocket third-party expenses it incurs on behalf of the issuer in connection with the offering. In addition, Loupt Portal LLC will receive securities equal to 5% of the maximum target offering amount, delivered through a SAFE on the same terms offered to investors.

Loupt Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering [(except for the compensation described above)], nor is there any arrangement for Loupt Portal LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

There is no material indebtedness of the Company.

§227.201(q) – Other Offerings of Securities within the Last Three Years

There have been no other offerings of Securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Common Unit Purchase (Investment)	April 28, 2024 – April 21, 2025	Connoisseur Holdings, LLC (Ryan Newburn)	Ryan Newburn is the Company's CEO and largest shareholder	$119,459.81

4875-1741-7770, v. 1

§227.201(s) – The Company's Financial Condition

Liquidity

As of December 31, 2024, the Company had cash and cash equivalents of $124.16, down from $3,398.17 at the end of 2023. The decrease reflects ongoing operating losses and capitalized software development costs. The Company has relied on external capital contributions to fund its operations and will require additional funding to support future growth.

Capital Resources

The Company has not incurred any debt obligations and is currently funded through equity contributions from its partners. In 2024, the Company received $101,291.40 in new investments. Capital resources are limited to equity financing at this time, and the Company may seek additional capital to support operations and platform development.

Historical Results of Operations

For the year ended December 31, 2024, the Company generated $108.22 in net revenue and incurred $153,306.48 in expenses, resulting in a net loss of $153,323.05. This represents an increase in operating losses compared to 2023, when the Company reported $763.33 in net revenue and a net loss of $107,281.30. Increased marketing and development expenses contributed to the higher loss.

Changes and Trends

The Company increased its investment in sales, marketing, and platform development in 2024, anticipating growth in user acquisition and product capabilities. Despite higher operating losses, the Company believes these expenses support long-term scaling. In early 2025, the Company transitioned from an LLC to a C-Corp and signed its first sales contract, signaling the beginning of revenue traction.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*

§227.201(u) – Disqualification Events

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on their website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

We are an early-stage company with a limited operating history and have not yet generated a profit.

Juricon.ai is a recently launched startup with limited operating history, no proven profitability, and minimal historical financial data. We are still in the early stages of market development and product refinement. There is no assurance that we will generate sufficient revenue to achieve profitability or sustain operations in the long term.

Our business is currently concentrated in Colorado, which limits our market reach and scalability.

At present, our platform's operations and lawyer network are primarily focused in Colorado. This geographic concentration exposes us to state-specific regulatory changes and limits revenue growth until we expand more broadly. Our ability to achieve national scale depends on successful market penetration beyond our current footprint.

We face intense competition from larger, more established legal services platforms.

The legal tech market is highly competitive and includes well-capitalized companies such as Avvo, Justia, LegalMatch, and Thumbtack, as well as emerging AI-driven platforms. These companies may have greater brand recognition, larger user bases, and more substantial marketing budgets. We may be unable to compete effectively with these incumbents or respond to new entrants offering similar services.

Our ability to acquire and retain both clients and attorneys is critical to our success.

Our platform depends on maintaining a two-sided marketplace. If we fail to attract enough qualified attorneys across key practice areas and geographies, or if we are unable to drive sufficient client traffic to the site, our business model may not function effectively. Churn on either side of the platform could materially impact growth and retention.

Our technology, including our AI matching engine, is still evolving and may not perform as intended.

16

4875-1741-7770, v. 1

Juricon's core value proposition relies on the accuracy and effectiveness of our AI-powered matching algorithm. If our technology fails to deliver relevant matches or produces inconsistent results, user trust and platform engagement may decline. Any issues with algorithmic performance could harm our reputation and competitive position.

We rely on third-party platforms for marketing and traffic acquisition.

A significant portion of our client acquisition currently comes from paid digital marketing channels such as Google Ads. Changes in advertising algorithms, cost-per-click pricing, or restrictions on legal service ads could materially impact our customer acquisition strategy and increase costs.

Regulatory changes in the legal industry could limit or disrupt our business.

We operate in a highly regulated environment. Changes in federal or state rules related to the unauthorized practice of law, attorney advertising, fee sharing, or client confidentiality could adversely affect our business model or impose costly compliance burdens. Our growth depends on continued alignment with evolving legal ethics standards and bar association guidelines.

We may need additional capital in the future, and there is no guarantee it will be available.

We expect to incur significant costs as we grow, including technology development, marketing, and personnel expenses. If we are unable to generate sufficient cash flow or raise additional capital on acceptable terms, we may be forced to curtail operations, delay product expansion, or limit growth initiatives.

Our reputation and user trust are critical to our success and may be difficult to rebuild if damaged.

As a platform that matches clients with legal counsel, Juricon must earn and maintain a high level of trust from both consumers and attorneys. A single data breach, false match, or publicized dispute could have an outsized impact on our brand perception and hinder future adoption of the platform.

LAWYERUP HOLDINGS, INC.

Signature Page for Form C

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LawyerUp Holdings, Inc.

DATED: 4/24/2025 By Signed by: Ryan Newburn AC3E1DDCA7CF453...
Ryan Newburn, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by: Ryan Newburn AC3E1DDCA7CF453... 4/24/2025
Ryan Newburn, CEO Date

Signed by: 5349295C93A94D7... 4/23/2025
Ognjen Grba, Vice President Date

Signed by: Benjamin Mueller 2A956100E83A463... 4/23/2025
Benjamin Mueller, Vice President Date